

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

May 25, 2016

James Lin, Esq.
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road Central
Hong Kong

> **Re:    Ku6 Media Co., Ltd.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 20, 2016 Ku6 Media Co., Ltd., et. al.**
> **File No. 005-81475**

Dear Mr. Lin:

We have reviewed your filing referenced above and have the following comments.

## Proxy Statement

### Cover Letter

1.    We reissue prior comment 4. The term unaffiliated security holders refers to those holders who are unaffiliated <u>with the company</u>, not with the Buyer Group. Your disclosure that the merger is fair to shareholders and holders of ADSs other than holders of the Excluded Shares is not in compliance with Item 1014 of Regulation M-A. You must disclose whether the company determined that the going private transaction is fair to your unaffiliated security holders, regardless of whether some of your affiliates (such as directors and officers) hold any shares or not.

2.    We reissue prior comment 5.

### Summary Term Sheet

3.    We note your response to prior comment 7. Please name here any holders of Surviving Company Restricted Shares that are your officers or directors.

### Background of the Transaction, page 17

4.    We reissue prior comment 11. Please avoid conclusory statements and discuss the fiduciary duties of the directors in connection with this transaction.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 14

5.      Refer to the revised disclosure in response to prior comments 15 and 16. Delete references to arm's length negotiations given that this is a transaction with your affiliates.

Opinions of Duff & Phelps, the Special Committee's Financial Advisor, page 26

6.      We reissue prior comment 22 in part. Disclose the enterprise value and LTM revenues and EBITDA from each transaction used in the Selected M&A Transactions analysis.

        Please direct any questions to Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,


                    /s/ Daniel F. Duchovny
                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers and Acquisitions